December 5, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (978) 370-2290

Eileen Casal
Vice President, General Counsel & Secretary
Teradyne, Inc.
600 Riverpark Drive
North Reading, Massachusetts   01864

> **Re: Teradyne, Inc.**
> **Definitive 14A**
> **Filed April 13, 2007**
> **File No. 001-06462**

Dear Ms. Casal:

  We have reviewed your response letter dated October 31, 2007 and have the following comments. Please respond to our comments by December 19, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. Please confirm that you will disclose in future filings the information set forth in each of your responses to our prior comments.

Review of the 2006 and 2007 Compensation Decisions, page 23

2. We note your response to prior comment 3. It is unclear from the last paragraph of your response whether you intend to disclose all goals and targets from your 2007 fiscal year in your 2008 proxy statement or just the financial goals. To the extent you do not intend to disclose strategic goals, please provide greater detail to support your conclusion that disclosure of such goals would cause competitive harm. For example, better explain each strategic target listed and how a competitor would use such information to gain insight of your customers, markets and areas where you are focusing. Also expand upon how disclosure of such targets for a past fiscal year would enable competitors to ascertain your future

strategic designs. In addition, please also address the third through sixth sentences of prior comment 3 in the context of your future filings.

3.   In addition, we reissue that portion of prior comment 3 requesting disclosure of current year, as opposed to the most recently completed fiscal year, performance criteria, objectives, targets and goals. For example, to the extent that targets for your 2008 fiscal year are established prior to the filing of the 2008 proxy statement, please disclose such targets or provide on a supplemental basis a detailed explanation for why disclosure of such information would result in competitive harm. In doing so, please refer to Instructions 1 and 2 to Item 402(b) of Regulation S-K.

4.   You indicate in your response to prior comment 3 that the compensation committee weighed the financial goals more heavily than the strategic goals. To the extent such weighting is quantifiable, please disclose such information in future filings.

5.   We note your response to prior comment 4. In future filings, please disclose the information set forth in your response including the threshold level of company performance referred to in the first paragraph.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel